     Excerpt from the Minutes of the Board of Directors Meeting, March 6, 2008

Chairman:	Marcel Ospel
Minutes:	Luzius Cameron
Authorized Capital Increase / Stock Dividend
Luzius Cameron notes that following the approval by the EGM for the creation of authorized capital, the Board now needs to formally approve the usage of this capital, i.e. the issuance of a maximum of 103,700,000 shares for the purpose of the stock dividend (annex 5).
The Board of Directors resolves to increase the Company’s share capital by a maximum of CHF 10,370,000 through the issuance of a maximum of 103,700,000 fully paid registered shares with a par value of CHF 0.10 each under its authorized capital pursuant to article 4b of the Articles of Association for the purpose of the stock dividend.
Luzius Cameron suggests that the Board delegate the determination of the exact number of shares and the final ratio to Marcel Ospel and Stephan Haeringer.
The Board of Directors decide that the exact number of shares to be issued shall be determined by Marcel Ospel and Stephan Haeringer and shall be communicated to the public no later than April 23, 2008. In any event, the newly issued shares shall not exceed 5% of the outstanding share capital of the Company at the time entitlements are allotted to the shareholders.
The Board of Directors approves the allotment of entitlements to existing shareholders on the Record Date, expected to be April 25, 2008. The Record Date shall be determined by Marcel Ospel and Stephan Haeringer. Treasury shares held by the Company on the Record Date shall not be allotted entitlements for new shares.
The Board of Directors resolves that Marcel Ospel and Stephan Haeringer shall be authorized to take all necessary actions in connection with the stock dividend as deemed appropriate by Marcel Ospel and Stephan Haeringer.

English Translation
CIRCULAR RESOLUTION
of the Chairman and Vice Chairman
of the Board of Directors of
UBS AG, in Zurich and Basel
It is unanimously resolved the following:
1.	Capital Increase
Based on article 4b of the articles of association and the resolution of the board of directors dated March 6, 2008, the share capital of the company will be increased from CHF 207,354,734.40 by CHF 9,869,875.40 to CHF 217,224,609.80 by issuing 98,698,754 fully paid registered shares with a nominal value of CHF 0.10 each. Each existing registered share will be allocated one entitlement. 20 existing registered shares entitle the holder thereof to receive one new share with a nominal value of CHF 0.10 each without any further consideration.
Signatures of the Chairman and Vice Chairman of the board of directors:

Basel, April 15, 2008	sig. Marcel Ospel

Zurich, April 15, 2008	sig. Stephan Haeringer